SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Share Reform Statement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 17, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Share Reform Statement

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Share Reform Statement published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, June 7, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Stock Code: 600688	Stock Abbreviation: S Shang Sinopec

Share Reform Statement of

Sinopec Shanghai Petrochemical Company Limited

(Summary)

Sponsor

CITIC Securities Co., Ltd.

June 8, 2013

Statement of the Board

As entrusted by the Non-floating Shareholders in writing, the Board of the Company has prepared a summary of the Share Reform Statement. This Summary is extracted from the full text of the Share Reform Statement. Investors should read the full text of the Share Reform Statement for details.

The Company’s Non-floating Shareholders and Floating A Shareholders on the A share market shall consult with each other to solve the issue of balancing interests between them in connection with the share reform of the Company. Any decision or comment made by China Securities Regulatory Commission and the relevant stock exchange with respect to this share reform does not represent their substantial judgment or guarantee of this Share Reform Proposal and the value of the Company’s stocks or the earnings of investors. Any statement to the contrary is false and untrue.

Special Notes

1.	The Company’s non-floating shares contain state-owned institutional shares. The disposal of these shares during this share reform is subject to examination and approval by the state-owned assets supervision and administration authority.

2.	Since the Company’s share reform is intended to solve the issue of balancing interests between the relevant shareholders on the A share market, issues relating to this share reform shall be settled by the relevant shareholders on the A share market through consultation.

3.	The Company’s Share Reform Proposal shall be effective only after approval by more than two-thirds of the voting rights held by shareholders participating in voting at the Relevant Shareholder Meeting as well as approval by more than two-thirds of the voting rights held by the Floating A Shareholders participating in voting at the Relevant Shareholder Meeting.

4.	The Company’s assets, liabilities, owner’s equity, total share capital and net profits will not change due to the implementation of the Share Reform Proposal.

5.	China Petrochemical Corporation will bear all the expenses relating to this share reform.

Major Contents

I.	Key Points of the Reform Proposal

1.	China Petrochemical Corporation, a Non-floating Shareholder of Sinopec Shanghai Petrochemical Company Limited, will pay 4.5 A shares of Sinopec Shanghai Petrochemical Company Limited for each 10 Floating A Shares of the Floating A Shareholders registered on the record of the Clearing Company on the Record Date for Proposal Implementation as the consideration arrangement for the non-floating shares’ acquisition of the right to float. After the consideration arrangement is implemented, the non-floating shares held by the Company’s Non-floating Shareholders will obtain the right to float on the market.

2.	The Company’s Public Institutional Shareholders will neither participate in the payment of consideration nor obtain any consideration during this share reform, and the non-floating shares held by them will not be traded on the market or transferred within 12 months after acquiring the right to float on the market.

II.	Non-floating Shareholders’ Undertakings

All Non-floating Shareholders of the Company will comply with the provisions of laws, rules and regulations and perform their legal undertakings and obligations.

The non-floating shares held by China Petrochemical Corporation in the Company will not be traded on the market or transferred within 12 months after such shares acquire the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal). After the term of the above undertaking expires, the original non-floating shares sold through listing on stock exchanges shall not exceed five percent of the total shares of Sinopec Shanghai Petrochemical Company Limited within 12 months, and shall not exceed ten percent within 24 months.

China Petrochemical Corporation will, within six months after the non-floating shares held by it in the Company acquires the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal), propose to hold a board meeting of Sinopec Shanghai Petrochemical Company Limited in accordance with the Articles of Association of Sinopec Shanghai Petrochemical Company Limited to review a proposal of converting capital reserves into such amount of shares as needed to distribute three or more additional shares for every ten shares and a proposal of holding a shareholder meeting, and vote for such proposal at the shareholder meeting of Sinopec Shanghai Petrochemical Company Limited.

III.	Changes in the Company’s Shares

If the Proposal set forth in this Share Reform Statement is approved, the numbers of shares respectively held by the Company’s original Non-floating Shareholders and Floating A Shareholders as well as their shareholding percentages will change, but the Company’s total share capital will not change because of the implementation of the Proposal.

IV.	Schedule for Relevant Shareholder Meetings

1.	Record Date for the Relevant Shareholder Meeting: June 27, 2013

2.	Date of the Relevant Shareholder Meeting held in person: July 8, 2013

3.	Time of online voting for the Relevant Shareholder Meeting: 9:30am-11:30am and 1:30pm-3:00pm on each of July 4, 2013, July 5, 2013 and July 8, 2013

V.	Trading Suspension and Resumption Arrangement for Securities Relating to This Reform

1.	The Board of the Company has applied for suspension of the trading of Sinopec Shanghai Petrochemical Company Limited’s A shares as of May 31, 2013 and published the Share Reform Statement on June 8, 2013.

2.	On June 20, 2013, the Board of the Company will announce information about the consultation between, and the share reform proposal determined by, the Non-floating Shareholders and the Floating A Shareholders, and will apply for resumption of the trading of Sinopec Shanghai Petrochemical Company Limited’s A shares as of June 21, 2013.

3.	If the Board of the Company fails to announce the Share Reform Proposal determined through consultation on June 20, 2013, unless exempted by Shanghai Stock Exchange, the Company will publish an announcement declaring its cancellation of the Relevant Shareholder Meeting, and apply for resumption of the trading of Sinopec Shanghai Petrochemical Company Limited’s A shares as of the trading date immediately after the announcement

4.	The Board of the Company will apply for suspension of the trading of Sinopec Shanghai Petrochemical Company Limited’s A shares in the period from the trading date after the Record Date for the Relevant Shareholder Meeting to the ending date of the required process of the share reform.

VI.	Inquiry and Communication Channels

Hotline: 021-57943143

Fax: 021-57940050

Email: spc@spc.com.cn

The Company’s website: http://www.spc.com.cn

Shanghai Stock Exchange’s website: http://www.sse.com.cn

Definitions

Unless otherwise indicated by the context, the following terms used in this Summary of Share Reform Statement shall have the following meanings:

Shanghai Sinopec, we, the Company	means	Sinopec Shanghai Petrochemical Company Limited.

Sinopec	means	China Petrochemical Corporation.

Board	means	the board of Directors of Sinopec Shanghai Petrochemical Company Limited.

Non-floating Shareholders	means	the holders of the Company’s shares not publicly traded on SSE before the implementation of this Proposal.

Public Institutional Shareholders	means	the holders of the institutional shares publicly offered by the Company to the general public during its initial public offering and their successors.

Floating A Shares	means	the floating A shares issued by the Company and listed on a domestic stock exchange.

Floating A Shareholders	means	the holders of the Company’s Floating A Shares.

This Proposal or the Proposal	means	the Company’s Share Reform Proposal as set forth in the part “Share Reform Proposal” of this Summary of Share Reform Statement.

Consideration	means	the interest balancing arrangement that the Non-floating Shareholders and the floating shareholders have entered into through consultation in order to eliminate the systematic differences between the transfers of non-floating shares and floating shares on the A share market.

Relevant Shareholder Meeting	means	the relevant meeting of shareholders on the A share market held by the Company to discuss this Share Reform Proposal.

Record Date for the Relevant Shareholder Meetings	means	June 27, 2013, and the Non-floating Shareholders and the Floating A Shareholders registered on the record of the Clearing Company after the close of market on such date will be entitled to attend and vote at the shareholder meeting concerning this share reform of Shanghai Sinopec.

Record Date for Proposal Implementation	means	the record date for implementation of the Share Reform Proposal, and all the Floating A Shareholders registered on the record of the Clearing Company on that date are entitled to receive the consideration paid by the Non-floating Shareholders, with the particular date to be arranged and determined as agreed with SSE and the Clearing Company.

SASAC	means	the State-owned Assets Supervision and Administration Commission of the State Council.

CSRC	means	the China Securities Regulatory Commission.

SSE	means	the Shanghai Stock Exchange.

Clearing Company	means	China Securities Depository and Clearing Corporation Limited, Shanghai Branch.

Sponsor or CITIC Securities	means	CITIC Securities Co., Ltd.

Counsel	means	Haiwen & Partners.

Company Law	means	the Company Law of the People’s Republic of China.

Securities Law	means	the Securities Law of the People’s Republic of China.

This Summary or this Summary of Share Reform Statement	means	the summary of the Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited.

RMB	means	Renminbi, unless otherwise indicated.

Text of Summary

I.	Share Reform Proposal

(I)	Overview of the Proposal

In accordance with the spirits of the State Council’s Opinions on Promoting the Reform, Opening up and Stable Development of Capital Markets (Guo Fa [2004] No. 3), the Guiding Opinions on Share Reforms of Listed Companies jointly issued by CSRC, SASAC, the Ministry of Finance, the People’s Bank of China and the Ministry of Commerce, CSRC’s Measures for Administration of Share Reforms of Listed Companies (Zheng Jian Fa [2005] No. 86), the Guidelines on Business Operations for Share Reforms of Listed Companies jointly issued by Shanghai Stock Exchange, Shenzhen Stock Exchange and China Securities Depository and Clearing Corporation Limited as well as SASAC’s Circular on Issues Concerning Management of State-owned Equity Interests in Share Reforms of Listed Companies (Guo Zi Fa Chan Quan [2005] No. 246), the Board of Sinopec Shanghai has, as entrusted by its controlling shareholder Sinopec, put forth the following share reform proposal based on the principles of being “open, equitable and fair”, that is, easy to implement and good for maintaining market stability.

1.	Form, Quantity and Amount of Consideration Arrangement

The arrangement of consideration to be paid by Sinopec Shanghai’s Non-floating Shareholders to Floating A Shareholders for acquiring the right to float for the shares held by the Non-floating Shareholders will be as follows: Sinopec Shanghai’s controlling shareholder Sinopec will pay 4.5 A shares of Sinopec Shanghai for every 10 floating shares held by all the Floating A Shareholders registered on the record of the Clearing Company on the Record Date for Proposal Implementation, and the total consideration will be 324,000,000 shares. As a consideration arrangement for the non-floating shares’ acquisition of the right to float, the Company’s Public Institutional Shareholders will neither participate in the payment of consideration nor obtain any consideration during this share reform, and the non-floating shares held by them will not be traded on the market or transferred within 12 months after acquiring the right to float on the market.

2.	Implementation of Consideration Arrangement

According to the Company’s shareholding structure as of the execution date of this Summary, the consideration arrangement will be implemented as follows:

No.	Names of shareholders	Before implementation of consideration arrangement		Consideration involved in the implementation this time		After implementation of consideration arrangement
		Number of Shares (expressed in ten-thousands)	Percentage [1]	Number of Shares (expressed in ten-thousands)	Percentage [1]	Number of Shares (expressed in ten-thousands)	Percentage [1]
1.	China Petrochemical Corporation	400,000	55.56%	32,400	4.50%	367,600	51.06%
2.	Shanghai Kangli Industry and Trade Co., Ltd. and a number of other Public Institutional Shareholders	15,000	2.08%	0	0.00%	15,000	2.08%

[1]	The percentages represent percentages of the total amount of the share capital.

3.	Estimated Time when the Transfer-restricted Shares Can Float on the Market

The non-floating shares held by Sinopec in the Company will not be traded on the market or transferred within 12 months after such shares acquire the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal). After the term of the above undertaking expires, the original non-floating shares sold through listing on the stock exchange shall not exceed five percent of the total shares of Sinopec Shanghai within 12 months, and shall not exceed ten percent within 24 months.

The non-floating shares held by the Company’s Public Institutional Shareholders will not be traded on the market or transferred within 12 months after acquiring the right to float on the market.

4.	Changes in Shareholding Structure after Implementation of the Proposal

According to the shareholding structure as of the execution date of this Summary, the Company’s shareholding structures before and after the share reform will be as follows:

Before implementation of share reform			After implementation of share reform
Types of shares	Number of shares (expressed in ten-thousands)	Percentage in total shares (%)	Types of shares	Number of shares (expressed in ten-thousands)	Percentage in total shares (%)
I. Non-floating shares			I. Floating A shares restricted from sale
State-owned institutional shares	400,000	55.56%	State-owned institutional shares	367,600	51.06%
Public institutional shares	15,000	2.08%	Public institutional shares	15,000	2.08%

Total non-floating shares	415,000	57.64%	Total floating shares restricted from sale	382,600	53.14%

II. Floating shares			II. Floating shares not restricted from sale
A shares	72,000	10.00%	A shares	104,400	14.50%
H shares	233,000	32.36%	H shares	233,000	32.36%

Total floating shares	305,000	42.36%	Total floating shares not restricted from sale	337,400	46.86%

III. Total shares	720,000	100.00%	III. Total shares	720,000	100.00%

(II) Sponsor’s Analysis of and Opinions on the Consideration Arrangement for This Reform

1.	Average Level of Consideration on Current Market

According to Wind Info’s statistics, the average level of consideration paid by companies that have completed share reforms is equivalent to 2.97 additional shares allotted for every 10 shares.

As of the end of May 2013, the average level of consideration paid by Shanghai-Shenzhen 300 Index companies that have completed share reforms was equivalent to 2.76 additional shares allotted for every 10 shares.

As of the end of May 2013, the average level of consideration paid by listed companies in the petroleum processing and coking industry that have completed share reforms was 3.08 additional shares allotted for every 10 shares.

2.	Determination of This Share Reform Proposal

After considering the average level of consideration paid by all the companies that have completed share reforms, in particular, the average level of consideration paid by large blue chip companies that have completed share reforms and the average level of consideration paid by the listed companies in the petroleum processing and coking industry that have completed share reform, the Company, as one of the blue chip companies with the relatively larger market capitalization in China, has finally determined that the consideration for the Company’s Share Reform Proposal will be 4.5 A shares paid by Sinopec for every 10 shares held by all the Floating A Shareholders.

3.	Analysis of the Value of Consideration Level Arrangement

The Sponsor is of the opinion that:

(1)	If the Proposal is approved at the Relevant Shareholder Meeting, the number of Sinopec Shanghai’s Floating A Shares held by the Floating A Shareholders registered on record as of the Record Date for Proposal Implementation will increase by 45%, for which no cash or other costs will need to be paid.

(2)	The consideration to be actually received by the Floating A Shareholders after this Share Reform Proposal is implemented is reasonable and such shareholders’ interests can be protected.

(3)	The consideration arrangement under this Proposal has fully taken into account the Company’s basic conditions and all shareholders’ current and long-term interests, and can benefit the Company’s development and the stability of market and fully protect the Floating A Shareholders’ interests.

II.	Non-floating Shareholders’ Undertakings and Guarantees for Performing Their Undertakings and Obligations

(I)	Undertakings

All Non-floating Shareholders of the Company will comply with the provisions of laws, rules and regulations and perform their legal undertakings and obligations.

The non-floating shares held by Sinopec in the Company will not be traded on the market or transferred within 12 months after such shares acquire the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal). After the term of the above undertaking expires, the original non-floating shares sold through listing on stock exchanges shall not exceed five percent of the total shares of Sinopec Shanghai within 12 months, and shall not exceed ten percent within 24 months.

Sinopec will, within six months after the non-floating shares held by it in the Company acquires the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal), propose to hold a board meeting of Sinopec Shanghai Petrochemical Company Limited in accordance with the Articles of Association of Sinopec Shanghai Petrochemical Company Limited to review a proposal of converting capital reserves into such amount of shares as needed to distribute three or more additional shares on each ten shares and a proposal of holding a shareholder meeting, and vote for such proposal at the shareholder meeting of Sinopec Shanghai Petrochemical Company Limited.

4.	Guarantees for Performing Undertakings

All the above undertakings have been made by the Non-floating Shareholders after fully considering their own and the Company’s actual conditions, the Floating A Shareholders’ interests and the Company’s prospects, and they have a full capacity for performance.

5.	Undertaker’s Declaration

Sinopec will faithfully perform its undertakings and bear the corresponding legal liabilities.

III.	Statement on Whether the Shares Held by the Non-floating Shareholders in the Company Are under Any Title Dispute, Pledge or Freezing

As of the execution date of this Summary, the Company’s shares held by Sinopec, a Non-floating Shareholder that has put forth the Share Reform Proposal, are free from any title dispute, pledge, freezing or other encumbrance.

IV.	Risks that May Occur during the Share Reform and Solutions Therefore

(I)	Risk of Failure to Duly Receive SASAC’s Approval

The shares held by the Company’s Non-floating Shareholders in the Company contain state-owned institutional shares. As required by the relevant laws and regulations of China, any change of the state-owned equity interest resulting from the implementation of this Share Reform Proposal is subject to SASAC’s approval before the Relevant Shareholder Meeting is held, and it is possible that such approval cannot be duly received.

Solution: The Board of the Company will use its best efforts to assist the Non-floating Shareholders in receiving SASAC’s approval. If SASAC’s approval is not obtained before online voting for the Relevant Shareholder Meeting, the Company will extend the date of the Relevant Shareholder Meeting in accordance with the relevant regulations. If SASAC’s approval fails to be obtained in the end, the Share Reform Proposal will not be implemented.

(II)	Risk of Failure to Receive Approval at Relevant Shareholder Meeting

The Company’s Share Reform Proposal is subject to approval by more than two-thirds of the voting rights held by the shareholders participating in voting at the Relevant Shareholder Meeting as well as approval by more than two-thirds of the voting rights held by the Floating A Shareholders participating in the voting. It is possible that such approvals cannot be obtained at the Relevant Shareholder Meeting.

Solution: The Company will, with the Sponsor’s assistance, fully communicate and consult with the Floating A Shareholders by various means, such as holding investor discussions, carrying out online roadshows, and visiting institutional investors and large individual shareholders. At the same time, the Company will announce its hotline, fax and email address to extensively consider the floating shareholders’ opinions, and will simultaneously improve the Share Reform Proposal in order to win extensive approval from the Floating A Shareholders.

(III)	Risk of the Fluctuation of the Company’s Stock Price

As stock prices move in an unfixed manner, the share reform may lead to fluctuation of stock price and therefore affect the interests of the Company’s Floating A Shareholders.

Solution: The Company will urge the Non-floating Shareholders to perform their undertakings and duly perform their obligation to disclose information for the purpose of protecting the Floating A Shareholders’ interests to the maximum extent. Meanwhile, we will request investors to note that although the implementation of the Share Reform Proposal is good for the Company’s sustainable development, the implementation of the Proposal cannot lead to an immediate growth of the Company’s profits and the values of its investments. Investors should beware of the risks of investment and make reasonable decisions according to the information disclosed by the Company.

(IV)	Risk of Failure to Execute the Consideration Arrangement Due to Judicial Freezing or Deduction of the Non-floating Shareholders’ Shares

Sinopec is fully capable of paying the consideration to the floating shareholders in accordance with the Share Reform Proposal. However, because the Proposal will not be implemented until a certain period later, the shares to be used by Sinopec for paying the consideration may encounter title dispute, pledge, freezing or other risks.

Solution: Before this share reform, Sinopec will undertake that its non-floating shares in Sinopec Shanghai are not subject to any title dispute, pledge or freezing or in any similar circumstance. If the shares that Sinopec will use to pay the consideration is pledged or frozen or in any other similar circumstance and therefore the consideration cannot be paid, the Company will urge Sinopec to find a solution as soon as possible. If no solution is found before the Proposal is implemented, the implementation of the Proposal will be terminated, this share reform will be declared a failure, and Sinopec will bear the corresponding legal liabilities.

V.	Intermediaries Retained by the Company

(I)	Sponsor’s Conclusion

Provided that the relevant information and statements provided by the Company and its Non-floating Shareholders are true, accurate and complete, the Sponsor is of the opinion that: the implementation of the Company’s Share Reform Proposal is in compliance with the provisions of the State Council’s Opinions on Promoting the Reform, Opening up and Stable Development of Capital Market, the Guiding Opinions on Share Reforms of Listed Companies jointly issued by CSRC, SASAC, the Ministry of Finance, the People’s Bank of China and the Ministry of Commerce, CSRC’s Measures for Administration of Share Reforms of Listed Companies (Zheng Jian Fa [2005] No. 86) and other relevant laws and regulations, and reflects the principles of openness, equality, fairness, good faith and free will; and the consideration to be paid by the Non-floating Shareholders to the Floating A Shareholders for the shares held by the Non-floating Shareholders to acquire the right to float is reasonable. Based on the above reasons, the Sponsor is willing to recommend that Sinopec Shanghai carry out the share reform.

(II)	Counsel’s Conclusion

The Counsel is of the opinion that: Sinopec Shanghai and Sinopec are qualified to prepare and implement the Share Reform Proposal; the content of the Proposal is in compliance with the Guiding Opinions on Share Reforms of Listed Companies, the Measures for Administration of Share Reforms of Listed Companies, the Guidelines on Business Operations for Share Reforms of Listed Companies and other relevant regulations, and does not violate any mandatory provisions of the relevant laws and regulations; and this Share Reform Proposal may be implemented according to the law after it is approved at the relevant meeting of Sinopec Shanghai’s shareholders on the A share market and the other relevant examination and approval procedures are performed.

(Page for affixing chop for the Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited (Summary))

Sinopec Shanghai Petrochemical Company Limited

June 7, 2013